Exhibit 12

TRIMAS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)



                                     Nine Months Ended      Three Months Ended
                                       September 30,          September 30,
                                       1994      1993        1994        1993
Earnings:

      Income before income taxes     $64,100   $49,610     $20,790     $15,880
      Fixed charges                   10,030     6,840       3,620       2,350

      Earnings before fixed
        charges                      $74,130   $56,450     $24,410     $18,230



Fixed Charges:

      Interest                       $ 9,490    $6,430      $3,440      $2,230
      Portion of rental expense          660       510         220         150

      Fixed charges                  $10,150    $6,940      $3,660      $2,380



Ratios of earnings to fixed charges      7.3       8.1         6.7         7.7

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